UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MerCap Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Darby Road
(No. and Street)

Paoli	PA	19301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LaRee L Holloway — 678-954-4036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Street	Greenville	SC	29606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dale A. Pope, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MerCap Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Megen Ann Hemdal, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Nov. 21, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCAP SECURITIES, LLC
Financial Statements
and Supplemental Information

December 31, 2017

MERCAP SECURITIES, LLC

Contents
December 31, 2017

Report of Independent Registered Public Accounting Firm

Board of Directors
MerCap Securities, LLC
Paoli, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MerCap Securities, LLC (the "Company") as of December 31, 2017, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, LLC

We have served as the Company's auditor since 2015.

Greenville, South Carolina
February 28, 2018

MerCap Securities, LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	66,154
Commissions and other receivables		211,282
Due from Parent		424
Due from Affiliate		8,040
Prepaid expenses		40,568
Property and equipment, at cost less accumulated depreciation of $6,351		8,993
Total assets	$	335,461

Liabilities and Member's Equity

Liabilities:

Commissions payable	200,901
Accounts payable and accrued expenses	3,993
Deferred reimbursements	51,303
Total liabilities	256,197

Member's equity:

Member's equity		79,264
Total liabilities and member's equity	$	335,461

MerCap Securities, LLC

Statement of Income
For the Year Ended December 31, 2017

Revenue:		
Commissions	$	3,240,491
Other income		251,971
Interest income		4
		3,492,466
Expenses:		
Commissions		2,985,016
General and administrative		611,879
		3,596,895
Net loss before income tax benefit		(104,429)
Income tax benefit		(36,638)
Net loss	$	(67,791)

MerCap Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

Balance at January 1, 2017	$	147,055
Net loss		(67,791)
Balance at December 31, 2017	$	79,264

MerCap Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(67,791)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation		3,393
Changes in assets and liabilities:		
Commissions and other receivables		(134,462)
Due from affiliate		(8,040)
Prepaid expenses		30,380
Commissions payable		119,272
Accounts payable and accrued expenses		(3,414)
Deferred Reimbursements		(55,782)
Net cash used by operating activities		(116,444)
Cash flows from investing activity:		
Purchases of property and equipment		(2,884)
Net cash used in investing activity		(2,884)
Cash flows from financing activities:		
Change in due to/from Parent		(1,698)
Net cash used by financing activities		(1,698)
Net change in cash		(121,026)
Cash at beginning of period		187,180
Cash at end of period	$	66,154

The accompanying notes are an integral part of these financial statements

MERCAP SECURITIES, LLC

Notes to Financial Statements
December 31, 2017

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Company Description and Nature of Business

MerCap Securities, LLC (The "Company"), a Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). As of August 1, 2015, the Company became wholly owned and managed by SFA Holdings, Inc. ("Parent").

The Company is engaged in the business of the distribution of mutual funds and variable life insurance and annuities and operates out of its principal office in Paoli, PA.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue and related commission expense are recorded on a trade date basis as securities transactions occur. Fee income, representing reimbursements for certain expenses by the Company's commission sales force, as well as monthly service fees, are recognized over the period earned. Reimbursements received, not yet expended, as well as excess reimbursements not yet recognized as revenue are shown as deferred reimbursements.

Cash

Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and periodically investing in cash equivalents with stable financial institutions.

Property and Equipment

Equipment is recorded at cost, and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a limited liability company for federal and certain state income tax purposes, and is included in the consolidated return of the Parent. Federal and certain state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, at the Parent company, deferred income taxes are provided for temporary differences

between the financial reporting bases and the tax bases of the Company's assets and liabilities where the Company's income is consolidated with that of the Parent.

Recently Issued Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity expects to receive. The guidance will be effective for the Company for reporting periods beginning after December 15, 2017. The Company is currently evaluating the effect that implementation will have on its financial position, results of operations and cash flows.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 2: Related Party Transactions

The Company has an Administrative Services and Expense Sharing Agreement (the "Agreement") with the Parent. Under the Agreement, the Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company, shared insurance policies, and for estimated income tax expense or benefit incurred by the Company. Total amounts due from the Parent to the Company at December 31, 2017 were $424 and expenses incurred on behalf of the Company by the Parent during 2017 totaled $315,997, net of the federal tax benefit.

The Company has an Administrative Services and Expense Sharing Agreement with MerCap Advisors, Inc. ("MCA"), a related party by common ownership. Under that agreement, MCA pays the Company a monthly fee to reimburse the Company for certain payroll and operating expenses incurred by the Company on behalf of MCA. For 2017, the Company has recorded $48,000 of fee income from MCA under this agreement.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2017 follows:

Office and computer equipment	$7,344
Furniture and fixtures	8,000
	15,344
Less accumulated depreciation	6,351
	$ 8,993

Depreciation expense associated with property and equipment was $3,393 in 201

Note 4: Income Taxes

The Tax Cuts and Jobs Act (TCJA) was signed into law on Friday December 22, 2017. The TCIA includes the reduction in the corporate tax rate from a top rate of 35% to a flat rate of 21%, changes in business deductions, and many international provisions.

Provision for federal and state income taxes consists of the following. The current federal benefit is $36,638. No benefit of the Company's state taxable loss has been recognized as of December 31, 2017, due to operating losses in

Pennsylvania that have not been recognized by the Parent. These state losses approximate $118,000 and will be recognized in the future if it becomes more likely than not that they will be recognized by the Parent.

The Company's provision for income taxes differs from applying the statutory U.S federal income tax rate to income taxes. The primary difference result from the impact of state taxes and permanent adjustments relating to meals and entertainment.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2017, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2014. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2017. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 5: Commitments

The Company leases office space. At December 31, 2017, aggregate minimum rent commitments consist of the following:

Year	Amount
2018	40,950

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense, included as part of general and administrative expense on the statement of income amounted to $63,759 for 2017.

Note 6: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2017, the Company had net capital of $28,841, which was $11,761 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was 888% as of December 31, 2017.

MerCap Securities, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Total member's equity	$	79,264
Deduct amounts not allowable for net capital:		
Commissions and other receivables		862
Property and equipment		8,993
Prepaid expenses		40,568
Total member's equity qualified for net capital		28,841
Deduction member's		
Other		-
Total deductions		-
Net capital	$	28,841
Minimum net capital	$	5,000
Minimum net capital based on aggregate indebtedness	$	17,080
Excess net capital	$	11,761
Aggregate indebtedness	$	256,197
Ratio of aggregate indebtedness to net capital		888%

Note: There were no material differences between the calculation of net capital per Part IIA of the FOCUS Report as of December 31, 2017 and the calculation of net capital per the audited financial statements as of December 31, 2017 of MerCap Securities, LLC.

The accompanying notes are an integral part of these financial statements



Report of Independent Registered Public Accounting Firm

Board of Directors
MerCap Securities, LLC
Paoli, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption From Rule 15c3-3 of the Securities and Exchange Commission, in which (a) MerCap Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (1) (the "exemption provision") and (b) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Greenville, South Carolina
February 28, 2018

MerCap Securities, LLC

Exemption from Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

MerCap Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) for the year ended December 31, 2017, without exception.

MerCap Securities, LLC

I, Dale A. Pope, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Dale A. Pope
President & CEO
February 28, 2018

12



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
MerCap Securities, LLC
Paoli, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by MerCap Securities, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the SIPC for the year ended December 31, 2017, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 ("FOCUS Report") for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 28, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68810 FINRA DEC
MERCAP SECURITIES LLC
ATTN: DALE POPE
40 DARBY RD
PAOLI, PA 10901-1481

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LaRee L Holloway (678) 954-4000

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (**exclude interest**) (341.04)

July 25, 2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) (341.04)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $(341.04)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $0

H. Overpayment carried forward $(341.04)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MerCap Securities, LLC.
(Name of Corporation, Partnership or other organization)

LaRee L Holloway
(Authorized Signature)

Vice President & Treasurer
(Title)

Dated the 28th day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 01, 2017
and ending December 31, 2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,492,465

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

　　　Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   3,240,491

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   0

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   251,971

　　　(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

　　　(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

　　　Enter the greater of line (i) or (ii)   0

　　　Total deductions   3,492,462

2d. SIPC Net Operating Revenues $ 3

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 0

(to page 1, line 2.A.)